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                   SECURITIES AND EXCHANGE COMMISSION Washington,
                                  D.C. 20549

                                   FORM  8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
    PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


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                           OSTEX INTERNATIONAL, INC.
            Exact Name of Registrant as Specified in Its Charter

                                 WASHINGTON
                     State of Incorporation or Organization

                                91-1450247
                     IRS Employer Identification Number

                     2203 AIRPORT WAY SOUTH, SUITE 400
                         SEATTLE, WASHINGTON 98134
                   Address of Principal Executive Offices

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      Securities to be registered pursuant to Section 12(b) of the Act:

                                  [NONE]
                  Title of Each Class to Be So Registered

                                  [N/A]
        Name of Each Exchange on Which Each Class Is to Be Registered

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the
following box: ............................................  [     ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box:....... [     ]

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      Securities to be registered pursuant to Section 12(g) of the Act:

                     PREFERRED STOCK PURCHASE RIGHTS
                             Title of Class

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ITEM  1.  DESCRIPTION F REGISTRANT'S SECURITIES TO BEREGISTERED

     BOARD ACTION. On January 10, 1997, the Board of Directors (the "Board of Directors") of Ostex International, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend is payable on January 27, 1997 (the "Record Date") to the shareholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one hundredth of share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $38 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement
(the "Rights Agreement") between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent (the "Rights Agent").

     Approximately 12,438,667 Common Shares were outstanding as of January 27, 1997. Each Common Share outstanding at the close of business on January 27, 1997 will receive one Right. The Board of Directors of the Company has reserved sufficient Preferred Shares for issuance upon exercise of the Rights.

     ANTITAKEOVER EFFECTS. The Rights have certain antitakeover effects and will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors. The Rights should not affect any prospective offeror willing to make an all-cash offer at a full and fair price, or willing to negotiate with the Board of Directors, nor will the Rights interfere with any merger or other business combination approved by the Board of Directors

     TRIGGERING EVENTS.   Until the earlier to occur of (i) 10  days following a
public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

     ATTACHMENT TO COMMON STOCK.   The  Rights  Agreement provides  that, until
the Distribution  Date  (or  earlier redemption or expiration of the
Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation
incorporating the Rights  Agreement by  reference.   Until  the Distribution
Date  (or  earlier redemption  or expiration of the Rights), the surrender  for transfer of  any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of  this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such
certificate.  As soon  as practicable   following the  Distribution  Date,
separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

     EXERCISE OF RIGHTS. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. Nonexercisable until the Distribution Date, the Rights will expire on January 27, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

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     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     TERMS OF PREFERRED SHARES. Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right. If any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions that are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts), and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     EXCHANGE OF RIGHTS. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors may exchange the Rights (other than Rights owned by such person or group that will have become void), in whole or in part, at an exchange ratio of one Common Share, or one onehundredth of a Preferred Share, per Right (subject to adjustment).

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     REDEMPTION OF RIGHTS.  At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      AMENDMENT OF RIGHTS. The terms of the Rights may be amended by the Board of Directors without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that, from and after such time as any person or group of affiliated or associated persons becomes an Acquiring
Person, no such amendment may adversely affect the interests of the holders of the Rights. The ability of the Board of Directors to amend the terms of the Rights is in addition to and in no way limits the discretion of the Board of Directors to redeem the Rights.

      RIGHTS AGREEMENT. A copy of the Rights Agreement is hereby filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

ITEM 2.   EXHIBITS

Exhibit
Number   Description
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1.1      Form of Right Certificate [included as Exhibit B to Exhibit 2.1 to this Form 8-A].

2.1 Rights Agreement dated as of January 21, 1997 between Ostex International, Inc. and ChaseMellon Shareholder Services L.L.C..



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                             SIGNATURE


      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

     Dated the 22nd day of January, 1997.

                                         OSTEX INTERNATIONAL, INC.


                                         By       /S/ ROBERT M. LITTAUER
                                             ---------------------------------
                                               Robert M. Littauer Senior Vice
                                             President of Finance & Operations

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                              INDEX TO EXHIBITS
                                     TO
                                  FORM 8-A
Exhibit
Number      Description
-------     ---------------------------------------------------------------
1.1         Form of Right Certificate [included as Exhibit B to Exhibit 2.1 to this Form 8-A].

2.1 Rights Agreement dated as of January 21, 1997 between Ostex International, Inc. and ChaseMellon Shareholder Services L.L.C..